June 1, 2023

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Matthew Crispino, Staff Attorney
Kathleen Krebs, Special Counsel

Re:	Diebold Nixdorf, Incorporated Registration Statement on Form S-4 Initially Filed on February 10, 2023 File No. 333-269706
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Diebold Nixdorf, Incorporated (the Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-4 (File No. 333-269706), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 10, 2023. The Registrant is seeking withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time.

The Registrant confirms that no securities have been sold or exchanged pursuant to the Registration Statement and that the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 50 Executive Parkway, P.O. Box 2520, Hudson, Ohio 44236, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Mario Schollmeyer, 125 Broad Street, New York, New York 10004.

If you have any questions with respect to this matter, please contact Mario Schollmeyer of Sullivan & Cromwell LLP at (212) 558-3287 or Catherine Clarkin of Sullivan & Cromwell LLP at (212) 558-4175.

Sincerely,

Diebold Nixdorf, Incorporated

/s/ Jonathan B. Leiken
Jonathan B. Leiken
Executive Vice President, Chief Legal Officer & Corporate Secretary